Exhibit 99.1

Financial calendar

Financial calendar for Borr Drilling Limited

FINANCIAL YEAR 2020

28.08.2020 - Half-year Report
15.06.2020 - Annual Report / Form 20-F
30.09.2020 - Annual General Meeting

29.05.2020 - Quarterly Report - Q1
30.11.2020 - Quarterly Report - Q3

Notice of Change to Financial Calendar

The impact of Covid-19 has had a material impact across the offshore drilling industry and there is increased uncertainty within the sector and across the globe. This, and the logistical delays resulting from remote working including disruptions to transportation and limited access to facilities, support staff and professional advisors, has resulted in the Company being unable to file its Annual Report on Form 20-F by the normal deadline of four months after year end.  The US Securities and Exchange Commission (SEC) has issued an order which permits issuers who are unable to file their reports by the required deadline as a result of the impact of the Covid-19 outbreak to file their reports within 45 days of the original deadline.  Accordingly, our annual report will not be published by April 30, 2020. The new publication date will be advised at a later date and is currently estimated to be on or about June 15, 2020.

This information is published pursuant to the requirements set out in the Continuing Obligations of the Oslo Stock Exchange and in reliance on the SEC’s Order Under Section 36 of the Securities Exchange Act of 1934 Granting Exemptions from Specified Provisions of the Exchange Act and Certain Rules Thereunder (SEC Release No. 34-88318) dated March 4, 2020, as amended on March 25, 2020 (SEC Release No. 34-88465).

Additional Risk Factor Disclosure

The Covid-19 outbreak and oil price trends have had and continue to have a significant impact on our business.

The recent outbreak of Covid-19, a virus causing potentially deadly respiratory tract infections first identified in China, has negatively affected economic conditions regionally as well as globally and we has impacted and will continue to impact our operations and the operations of our customers and suppliers. The Covid-19 outbreak and associated decline in the global economy has had and is expected to continue to have a significant impact on our industry and business, including: limitations imposed by governments causing a decline in the demand for oil, resulting in a significant impact on demand for our services including contract cancellations as we announced in March of this year and operational disruptions, delays, difficulty accessing our rigs, supply chain failures and inability to staff or change crews our jack-up rigs.

Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures. In response to the virus, a number of countries across the world  have implemented lockdown measures, and such measures continue in many counties. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures, have had and are likely to continue to have an adverse impact on global economic conditions, which could materially adversely affect our future operations.

Uncertainties regarding the economic impact of the Covid-19 outbreak, including the dramatic decline in oil prices, have had,  and are likely to continue to have, a negative impact our business, financial condition and cash flows. The crude oil price trends in 2020 have been influenced by the Covid-19 crisis and its impact on the global economy and the trends in oil supply by the Organization of the Petroleum Exporting Countries (“OPEC”) and other major oil producing countries. As a result of, among other things, the continued volatility in the oil price and its uncertain future, the offshore drilling industry has experienced, and is continuing to experience, a substantial decline in demand for its services, as well as a significant decline in dayrates for contract drilling services and contract cancellations. The significant decline in oil and gas prices and resulting reduction in spending by customers, together with the increase in supply of jack-up rigs in recent years, has resulted in an oversupply of jack-up rigs and a decline in utilization and dayrates, a situation which may persist for many years. A protracted downturn in our industry and low oil prices will exacerbate many of other risks we face, and we cannot predict if or when the downturn will end.

We have experienced and may continue to experience severe operational disruptions and delays, unavailability of infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew change, quarantine of rigs and/or crew, counterparty solidity, as well as disruptions in the supply chain.

The extent of the Covid-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. We have already experienced a significant impact on our business and we cannot predict the impact it may have on our future operations, which could be material and adverse, particularly if the pandemic continues to evolve into a severe worldwide health crisis. In addition, public health threats in any area, including areas where we do not operate, could disrupt international transportation. Our crews generally work on a rotation basis, with a substantial portion relying on international air transport for rotation. Any such disruptions could impact the cost of rotating our crews, and possibly impact our ability to maintain a full crew on all rigs at a given time. Any of these  risks and related consequences could adversely affect our business, financial results financial position and liquidity.

Forward looking statements

This Report on Form 6-K contains statements that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be preceded by, followed by or include the words “may,” “might,” “should,” estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “continue,” “target” or similar expressions, and  include statements about the expected filing date of our 2019 annual report, and statements about the expected and potential impact of the Covid-19 outbreak on our business, operations, financial results, financial position and liquidity. These forward-looking statements are based on information available to us as of the date they were made and involve a number of risks and uncertainties which may cause them to turn out to be wrong. A, including the impact of Covid-19 pandemic on our business, the timing of filing of our annual report and other risks and uncertainties identified in our filings with the SEC. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.